UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

U.S. Auto Parts Network, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

90343C100

(CUSIP Number)

Mina Khazani

12320 21st Helena Drive

Los Angeles, CA 90049

(310) 393-5678

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 31, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90343C100

1.	Names of Reporting Persons Mina Khazani

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,474,952(1)

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 2,474,952(1)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,474,952(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.56%(2)

14.	Type of Reporting Person (See Instructions) IN

(1)                                       Consists of (i) 1,366,500 shares of common stock owned directly by the Mina Khazani Living Trust, Dated May 30, 2007, of which Ms. Khazani is the sole trustee, (ii) 73,970 shares of common stock issued in lieu of preferred stock dividends, and (iii) 1,034,482 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock. Ms. Khazani has shared power to vote or to direct the vote of and the shared power to dispose or to direct the disposition of shares in the aggregate, and is thus deemed to beneficially own such shares, in her capacity as trustee the trust. Ms. Khazani additionally shares the right to receive dividends from, and the proceeds from the sale of, the shares.

(2)                                       Based on 34,973,332 shares of Common Stock outstanding and 2,770,687 shares of Series A Convertible Preferred Stock outstanding as of May 11, 2018 totaling 37,744,019 shares, as reported in the Issuer’s Proxy Statement on Schedule 14A filed on June 4, 2018.

CUSIP No. 90343C100

1.	Names of Reporting Persons Mina Khazani Living Trust, Dated May 30, 2007

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States - California Living Trust

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,474,952(1)

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 2,474,952(1)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,474,952(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.56%(2)

14.	Type of Reporting Person (See Instructions) OO

(1)                                       Consists of (i) 1,366,500 shares of common stock owned directly by the Mina Khazani Living Trust, Dated May 30, 2007, of which Ms. Khazani is the sole trustee, (ii) 73,970 shares of common stock issued in lieu of preferred stock dividends, and (iii) 1,034,482 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock. Ms. Khazani has shared power to vote or to direct the vote of and the shared power to dispose or to direct the disposition of shares in the aggregate, and is thus deemed to beneficially own such shares, in her capacity as trustee the trust. Ms. Khazani additionally shares the right to receive dividends from, and the proceeds from the sale of, the shares.

(2)                                       Based on 34,973,332 shares of Common Stock outstanding and 2,770,687 shares of Series A Convertible Preferred Stock outstanding as of May 11, 2018 totaling 37,744,019 shares, as reported in the Issuer’s Proxy Statement on Schedule 14A filed on June 4, 2018.

Item 1.                             Security and Issuer.

(a) This Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of U.S. Auto Parts Network, Inc., a Delaware corporation (the “Issuer”).

(b) The Issuer’s principal executive office is located at 16941 Keegan Avenue, Carson, California 90746.

Item 2.                             Identity and Background.

(a) This statement is being filed by Mina Khazani and the Mina Khazani Living Trust, Dated May 30, 2007 (the “Reporting Persons”).

(b) The address of the principal place of business of Mina Khazani and the Mina Khazani Living Trust, Dated May 30, 2007 is 12320 21st Helena Drive, Los Angeles, CA 90049.

(c) Mina Khazani is President of Minaco Marketing, Inc. which is her principal occupation. The address of the principal place of business of Minaco Marketing, Inc. is 12320 21st Helena Drive, Los Angeles, CA 90049.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mina Khazani is a United States citizen. The Mina Khazani Living Trust, Dated May 30, 2007 is a California living trust.

Item 3.                             Source and Amount of Funds or Other Consideration.

On March 25, 2013, the Reporting Person acquired 1,034,482 shares of Series A Convertible Preferred Stock at $1.45 per share and subsequently acquired 73,970 shares of common stock issued as dividends on the Series A Convertible Preferred Stock.  The source of funds used to make the purchase was personal funds.  The Reporting Person acquired the remaining 1,366,500 shares of common stock on October 5, 2009 pursuant to the terms of a divorce decree with the Reporting Person’s ex-spouse, Sol Khazani.

Item 4.                             Purpose of Transaction.

On May 31, 2018, the Issuer entered into a Board Candidate Agreement (the “Agreement”) with Mehran Nia (“Mr. Nia”) and the Nia Living Trust Established September 2, 2004 (the “Nia Trust” and together with Mr. Nia, “Nia”). Under the Agreement, the Issuer has appointed Mr. Nia to the Issuer’s Board of Directors (the “Board”) as a Class I Director, effective May 31, 2018 and has agreed to appoint a second director to the Board as a Class II Director (the “Second Director”) at such later date as mutually agreed by the Issuer and Nia. The Second Director shall be mutually agreeable to the Issuer and Nia and shall be considered “independent” as defined under the listing standards of the Nasdaq Stock Market. The Issuer has agreed that the Board would expand the size of the Board to nine directors to appoint the Second Director.

If at any point in time Nia fails to beneficially own more than 5% of the Issuer’s outstanding voting capital stock or Nia breaches any provision of the Agreement (each, a “Termination Event”), Mr. Nia and/or the Second Director shall promptly resign from the Board upon request. In addition, in the event Mr. Nia or the Second Director, as the case may be, resigns or otherwise ceases to serve as a director, other than due to a Termination Event, prior to the expiration of the Voting Period (as defined below), the Issuer and Mr. Nia agree to work collaboratively to appoint a replacement candidate (a “Replacement Candidate”) through a process conducted, and based on criteria established, by the Nominating and Corporate Governance Committee of the Board.

Additionally, at each annual or special meeting of the Issuer’s stockholders, Nia has agreed to vote all shares of the Issuer’s capital stock beneficially owned by Nia (the “Nia Shares”) on each director nominee or other matter presented for a vote which has been recommended by the Board and has agreed not to provide assistance with any vote to be taken by the Issuer’s stockholders that has not been formally recommended by the Board (collectively, the “Obligations”). Pursuant to the Agreement, the Obligations begin on the date of the Agreement and shall end on the earliest to occur of (i) the date that the Issuer notifies Nia in writing that it does not intend to re-nominate Mr. Nia as a director at its 2019 Annual Meeting of Stockholders or such subsequent annual meeting at which Mr. Nia would be up for re-election; and (ii) the date on which Mr. Nia ceases to serve as a director unless Mr. Nia (a) ceases to serve as a director due to a Termination Event or (b) the Issuer and Mr. Nia are working to appoint a Replacement Candidate (such period, the “Voting Period”). In connection with the Obligations, Nia has also granted the Issuer an irrevocable proxy with respect to the Nia Shares during the Voting Period. The terms of the Voting Agreement also contain a mutual non-disparagement provision.

On May 31, 2018, the Company entered into a Letter Agreement (the “Letter”) with the Reporting Persons. Under the Letter, the Reporting Persons have agreed that during the Voting Period set forth in the Board Candidate Agreement described above, at each annual or special meeting of the Company’s stockholders, the Reporting Persons have agreed to vote all shares of the Company’s capital stock beneficially owned by the Reporting Persons (the “Khazani Shares”) on each director nominee or other matter presented for a vote which has been recommended by the Board. In connection with the foregoing obligation, the Reporting Persons have also granted the Company an irrevocable proxy with respect to the Khazani Shares during the Voting Period.

Item 5.                             Interest in Securities of the Issuer.

(a)-(b) The information contained on the cover pages of this statement is incorporated herein by reference.

(c) The Reporting Persons have not effected any transaction in the Common Stock during the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock or Series A Convertible Preferred Stock beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6.                             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Item 4 and the agreement filed as Exhibit 1 is hereby incorporated herein by reference.

Item 7.                             Material to be Filed as Exhibits.

Exhibit	Description
1.

Letter Agreement, dated May 31, 2018, by and U.S. Auto Parts Network, Inc., Mina Khazani, and the Mina Khazani Living Trust, Dated May 30, 2007 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on May 31, 2018 by the Issuer).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2018

/s/ Mina Khazani
Mina Khazani

MINA KHAZANI LIVING TRUST, DATED MAY 30, 2007

By:	/s/ Mina Khazani
Name: Mina Khazani
Its: Sole Trustee